Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

March 5, 2018

* FOIA Confidential Treatment Request*

Confidential Treatment Requested by Surface Oncology, Inc.,

in connection with Registration Statement on Form S-1 (CIK No. 0001718108)

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mary Beth Breslin

Re:	Surface Oncology, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted December 22, 2017
CIK No. 0001718108

Dear Ms. Breslin:

This letter is submitted on behalf of Surface Oncology, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Draft Registration Statement on Form S-1 confidentially submitted on December 22, 2017 (the “Amendment No. 1”), as set forth in your letter dated January 9, 2018, addressed to Daniel S. Lynch, Interim Chief Executive Officer and Director of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 2 to the Draft Registration Statement on Form S-1 (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments.

Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 1, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express two (2) copies of each of this letter and Amendment No. 2 (marked to show changes from Amendment No. 1).

Amended Draft Registration Statement

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY

BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE

COMMISSION PURSUANT TO 17 CFR §200.83

Prospectus Summary

Collaboration with Novartis, page 1

1.	We note your response to comment 3. Please tell us supplementally how you arrived at the amount you cite as potential future option and milestone payments. Additionally, please tell us whether the amount of $87.5 million related to potential future option purchase and exercise payments disclosed on page 70 includes the amount of $5.0 million recorded as deferred revenue in connection with option purchase rights exercised in December 2016 and reconcile your disclosure, if appropriate, with your disclosure on page 103 that you have received $35.0 million in aggregate milestone and option purchase payments.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 71, 90, 106, 107, 147 and F-24 of Amendment No. 2 to distinguish the total amount of option purchase, option exercise and milestone payments that the Company may become entitled to receive under the collaboration agreement from the total amount of such payments that have been received and earned to date by the Company.

In addition, the Company supplementally advises the Staff that, under the Collaboration Agreement with Novartis Institutes for Biomedical Research, Inc. (“Novartis”), the Company granted to Novartis a worldwide exclusive license to research, develop, manufacture and commercialize antibodies that target CD73, along with the right to purchase exclusive option rights (each an “Option”) to up to four specified targets (each an “Option Target”) to obtain certain development, manufacturing and commercialization rights. Under the Collaboration Agreement, Novartis is obligated to pay the Company a fee to the extent it desires to purchase each Option for each Option Target and another fee to exercise each such purchased Option. Novartis has the right to exclusively license the development, commercialization and manufacturing rights for CD73 and up to one additional target worldwide (a “Global Target”). In addition, Novartis has the right to exclusively license the development and manufacturing rights and ex-U.S. commercial rights for up to two additional targets while the Company has the right to retain the U.S. commercial rights for such two targets (each a “Regional Target”). In total, Novartis may exercise up to three purchased Options. Under the Collaboration Agreement, in addition to being entitled to potential option purchase and option exercise payments as described above, the Company is entitled to potential milestone payments based upon the achievement of specified development and sales milestones. The amount of such option purchase, option exercise and milestone payments that the Company is entitled to receive is determined under the Collaboration Agreement on a target-by-target basis (i.e., the amount differs by target) and depends on whether a target is designated as a Global Target or a Regional Target under the agreement.

The revised disclosure appearing in Amendment No. 2 states that the total amount of potential option purchase, option exercise and milestone payments that the Company is entitled to receive under the Collaboration Agreement is up to $1.39 billion. This total amount is determined using the following assumptions:

1.	that all four Options Targets are purchased by Novartis, which would result in proceeds to the Company of $[***] million for option purchase payments;

2.	that Novartis exercises its Option for antibodies that bind to [***] (and designates that as a Global Target) and exercises its Option for two other specified targets (and each is designated as a Regional Target), which would result in proceeds to the Company of $[***] million for option exercise payments;

3.	the achievement of all specified development milestones under the Collaboration Agreement for antibodies that bind to CD73, [***] and two other specified targets, which would result in aggregate proceeds to the Company of $[***] million for development milestone payments; and

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY

BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE

COMMISSION PURSUANT TO 17 CFR §200.83

4.	the achievement of all specified sales milestones under the Collaboration Agreement for antibodies that bind to CD73, [***] and two other specified targets, which would result in aggregate proceeds to the Company of up to $[***] million for sales milestone payments.

The assumptions above are based on the status of development of the Company’s programs and the designation mechanics governing the allocation of rights to Global Targets and Regional Targets as set forth in the Collaboration Agreement. Furthermore, the Company advises the Staff that in calculating the $1.39 billion amount, the Company has chosen assumptions which maximize the value of the Collaboration Agreement, which assumptions the Company believes are reasonable in light of its business operations.

Additionally, the Company respectfully advises the Staff that the $92.5 million of potential option purchase and option exercise payments disclosed on pages 71, 107 and F-24 in Amendment No. 2 represents the total amount of such payments that may be received by the Company under the Collaboration Agreement, inclusive of the $5.0 million option purchase payment that was received by the Company in December 2016 from Novartis.

Business

Our Strategy, page 88

2.	We note your response to comment 6, which we reissue. Please remove your observation concerning the safety profile of your product candidate. You may describe your clinical results but you should not draw conclusions about the safety of your product candidate. We will not object to statements that your product candidate was well-tolerated or that trial participants experienced no serious adverse events.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 90 and 93 of Amendment No. 2 accordingly.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (212) 459-7234.

Sincerely,

/s/ Seo Salimi
Seo Salimi, Esq. Goodwin Procter LLP

cc:

J. Jeffrey Goater, Surface Oncology, Inc.
Kingsley L. Taft, Esq., Goodwin Procter LLP
Robert E. Puopolo, Esq., Goodwin Procter LLP

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY

BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE

COMMISSION PURSUANT TO 17 CFR §200.83